Investor presentation Q4 FY2024

3  This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation, other than statements of historical facts, are forward-looking statements. The words “believe,” “estimate,” “expect,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our business strategy and our plans and objectives for future operations, our estimated addressable market, our assumptions regarding industry trends, potential technological disruptions, and client demand for our services. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our business, results of operations and financial condition may be negatively impacted by the Russian-Ukraine military conflict and related sanctions, conflict in the Middle East or if general economic conditions in Europe, the United States or the global economy worsen, including increased inflation and potential future bank failures; and the perceived impact and effect of macroeconomic conditions on Endava and its customers; our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly- skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilisation rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; our ability to adapt to technological change and innovate solutions for our clients; our ability to collect on billed and unbilled receivables from clients; our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; our ability to maintain an effective system of disclosure controls and internal control over financial reporting and our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2024. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation.  This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business. This presentation includes non-IFRS financial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with IFRS. The non-IFRS measures as defined by us may not be comparable to similar non- IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the IFRS to Non-IFRS Reconciliation section for a reconciliation of these non- IFRS financial measures to the most directly comparable IFRS financial measures. Disclaimer

Technology is our how. And people are our why. A new wave of AI-driven digital transformation is underway, and businesses must embrace a more digital core that enables the real-time usage of data to support the rapid and efficient delivery of new initiatives. At Endava, we’ve partnered with our customers over the last two decades to drive their digital agenda and we have upgraded our capabilities to align with their emerging needs. We combine our engineering heritage, digital transformation expertise and deep industry knowledge with new core modernization capabilities to support our customers on their transformation journey. These enhanced capabilities provide the transparency and predictability needed to confidently shape the future and harness the leading technologies of tomorrow. 4

Opportunity & Approach 01

We enable change. We are a leading provider of next-generation technology services, dedicated to helping our customers drive real impact and meaningful change. For over two decades, we have been honing our digital transformation approach that now serves as our cornerstone for navigating the new AI- driven era. Our focus is on enhancing our customers’ systems and utilising innovative technologies to create modern value propositions that fuel their competitive edge in the market. This is achieved through our multi-disciplinary teams, who bring together decades of expertise, creativity and delivery at scale to support our clients in reaching their goals. We empower people to engage with innovative technologies and achieve transformational results. 6

7 Next-gen Tech Core Modernisation Strategy Customer-centric Engineering Agile Automation Data Integration & AI Traditional IT Services Business & Tech Consultants Digital Agencies We are a pure play next-gen technology company

The Digital Journey with Endava


Discover & Plan
Digital Product Acceleration
Build & Integrate
Digital Engineering, Leading Delivery, Data & AI
Ideate
Advisory and Digital Strategy
Run & Evolve
Modern Managed Services
Dava.X
AI
Core Modernization
Embedded Computing
Strategy
Cybersecurity
Google Cloud Platform
Cloud
Sustainability
Physical Computing
Accelerators
Dash
Infra
Ray
Morpheus
Chronos
Maps

8

9 We serve a large addressable market. $3.9T 16.1% Five-year CAGR for digital transformation investments IDC Worldwide Digital Transformation Spending Guide, November 2023 update. 2027

10 18% 11% 7% 19% 45% Western Europe & EU Europe Non-EU North America Latin America APAC & Middle East Q4FY24 Endavans by Region Endavans by Geography FY20 FY21 FY22 FY23 FY24 Western Europe 448 493 602 659 562 Central Europe - EU Countries 3,368 4,469 6,093 5,693 4,904 3,816 4,962 6,695 6,352 5,466 Central Europe - Non-EU Countries 1,810 2,361 2,842 2,689 2,346 Latin America 895 1,244 1,927 1,661 1,357 North America 103 311 348 324 807 APAC 5 38 1,032 2,101 Middle East 3 5 8 6,624 8,883 11,853 12,063 12,085 0.2% Employee increase Q4FY23 to Q4FY24 12,085 Global employees as of June 30, 2024 37% Women in total staff as of June 30 2024 Our people are at the heart of who we are and drive our success as a business. We enable Endavans to be the best they can be so that we can deliver the highest caliber of results for our customers. Endavans

11 Endava around the world 71 cities, 29 countries European Union Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, Netherlands, Poland, Romania, Slovenia and Sweden Europe - Non-EU Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom North America Canada and the United States Latin America Argentina, Colombia, Mexico and Uruguay Asia Pacific Australia, India, Malaysia, Singapore and Vietnam Middle East United Arab Emirates

History of Endava


Headcount
60
240
1,000
2,000
5,000
12,085
Q4 FY24
Founded in
2000
2024
Concise
UK,
IT Consultancy
Expand
to CE
Compudava
Moldova,
Nearshore
Location
Expand
to USA
Alpheus
Germany,
Consulting
Business
PS Tech
Serbia,
Agile Delivery
Nickelfish
USA,
Digital, UX &
Strategy firm
ISDC
Netherlands
& CE,
Agile Delivery
Expand
to LATAM
Velocity Partners
USA & LATAM,
NA Sales &
LATAM Delivery
IPO NYSE
July 2018
Intuitus
UK,
IT Consultancy
Private Equity
Exozet
Germany,
Digital Agency
Comtrade
Digital Services
Adriatic Region,
Software Engin.
Services
FIVE
USA, Croatia,
Digital Agency
Levvel
USA,
Tech Strategy
Consulting &
Engineering
Lexicon
Australia,
Tech Consulting,
Design & Engineering
Mudbath
Australia,
Tech Strategy,
Design &
Engineering
DEK
Australia, Sweden,
Vietnam,
Software Solutions
TLM
USA,
Gaming
Services
GalaxE
USA, India
IT and Business
Solutions
Founded in
2000
2024

12

AI powering the future of cross-industry trends



Open Banking
Real-time Payments
Biometric Authentication
Usage Specific Insurance
Generative AI
AI for Everything
Weight Loss Pharmaceuticals
Agentic AI
AI-Integrated Applications
Frictionless Commerce
Embedded Finance
CBDC
Immersive, Integrated In-Vehicle Infotainment
Edge Computing
Digital Twins
AI-Embedded Chips
Advanced Semiconductors/Chiplets
The Metaverse
Next Gen Clean Energy Tech
Practical 3D Printing
Generative AI Smart Assistants
6G
Level 5 Autonomous Vehicles
Generative AI Smart Assistants
Smart Spaces
Practical Quantum Computing
Neuromorphic Computing
Advanced Robotics
Zero Emissions
Current
2025
2030
2035
2040+

13

14 Our People / We enable our people to be the best they can be by creating learning and development opportunities, fostering an inclusive work environment and making sure everyone is connected to our culture. Social Impact / We aim to make a positive difference in the communities where we live and work through strong strategic partnerships with NGOs. By concentrating on education, health, environment and humanitarian aid we focus on areas where we can have the greatest impact. Operating Responsibly / Our commitment to act ethically and with the highest levels of integrity enables us to retain the trust and confidence of our people, customers and investors to build a strong and sustainable business for the future. Innovation & Data Integrity / We develop smart solutions that are transforming lives through technology. In doing so, we strive to safeguard customer privacy and security by aligning with industry best practices. Environmental Impact / We care about our impact on the world and follow sound environmental practices to help reduce our environmental footprint. articulates our ESG approach and key priorities

Financials02

16 FY20 FY21 FY22 FY23 FY24 _ FY23 FY24 194.4 189.8 174.4 203.5 183.6205.2 188.4196.2740.8794.7654.8446.3351.0 FY20-FY24 CAGR 20.5% Over the last five fiscal years, 89.7% of our revenue each fiscal year, on average, came from customers who purchased services from us during the prior fiscal year. June 30 June 30 12M FY23 12M FY24 +2.4% Q4 YOYRevenue (£m) F Q1 Q2 740.8 794.7 Q3 Q4 F Revenue

Profitability

Profit before tax (£m)



114.2
24.9
30.4
20.3
38.6
27.0
(0.4)
(0.5)
10.6
17.3
Q4
Q3
Q2
Q1
23.4
54.4
102.4
114.2
27.0
FY20
FY21
FY22
FY23
FY24
June 30
12M FY23
12M FY24
June 30

	FY20	FY21	FY22	FY23	FY24	12M FY23	12M FY24	
Margin	6.7%	12.2%	15.6%	14.4%	3.6%	14.4%	3.6%	12M
						13.1%	(0.2%)	Q4
						14.9%	(0.3%)	Q3
						9.9%	5.8%	Q2
						19.7%	9.2%	Q1

Adjusted profit before tax (£m)*



164.2
38.3
43.4
43.0
39.5
83.0
14.9
15.5
22.7
29.8
Q4
Q3
Q2
Q1
66.7
92.1
138.3
164.2
83.0
FY20
FY21
FY22
FY23
FY24
June 30
12M FY23
12M FY24
June 30

	FY20	FY21	FY22	FY23	FY24	12M FY23	12M FY24	
Margin	19%	20.6%	21.1%	20.7%	11.2%	20.7%	11.2%	12M
						20.2%	7.7%	Q4
						21.3%	8.9%	Q3
						20.9%	12.4%	Q2
						20.1%	15.8%	Q1

* See page 23 for reconciliation of IFRS to Non-IFRS metrics

17

Client relationships

Top 10 clients (% of total revenue)



38%
35%
34%
33%
32%
35%
34%
FY20
FY21
FY22
FY23
FY24
Q4 FY23
Q4 FY24
June 30
June 30

No. of clients with revenue > £1m*



65
85
134
146
146
146
146
FY20
FY21
FY22
FY23
FY24
Q4 FY23
Q4 FY24
June 30
June 30

* Calculated on a 12 month rolling basis.

18

Number & spend of clients

Total no. of clients


416
615
732
711
695
711
695
FY20
FY21
FY22
FY23
FY24
Q4 FY23
Q4 FY24
June 30
June 30

Top 10 clients

Average spend (£000s)


13,380
15,590
22,150
26,030
24,050
6,550
6,680
FY20
FY21
FY22
FY23
FY24
Q4 FY23
Q4 FY24
June 30
June 30

Remaining clients

Average spend (£000s)


647
697
841
905
794
301
281
FY20
FY21
FY22
FY23
FY24
Q4 FY23
Q4 FY24
June 30
June 30

19

20 FY20 FY21 FY22 FY23 FY24 _ Q3FY23 Q3FY24 38% 30% 33% 32%35% 31%29% 25% 24% 26% 23%21%24%24% 30%38%33%39%41%42%44% UK Europe N. America RoW June 30 June 30 Q4 FY23 Q4 FY24 Revenue by Region Geography & Industry verticals 3% 3% 6% 8% 7% * Other includes consumer products, healthcare, and retail verticals 25% 9% 21% 9% 17% 19% Payments Banking & Capital Markets Insurance Technology, Media & Telecom. Mobility Other* Revenue by Vertical Q4 FY24 8% 3%

CAPEX & Adjusted FCF

Capital expenditures (£m)


7.3
5.2
13.7
13.5
5.2
FY20
FY21
FY22
FY23
FY24
June 30
13.5
1.8
4.1
4.2
3.4
5.1
1.5
1.4
1.4
0.8
Q4
Q3
Q2
Q1
12M FY23
12M FY24
June 30

% of Revenue	FY20	FY21	FY22	FY23	FY24	12M FY23	12M FY24	
	2.1%	1.2%	2.1%	1.7%	0.7%	1.7%	0.7%	12M
						1.0%	0.8%	Q4
						2.0%	0.8%	Q3
						2.0%	0.8%	Q2
						1.7%	0.4%	Q1

Adjusted free cash flow (£m)*


31.5
82.7
107.2
111.5
58.4
FY20
FY21
FY22
FY23
FY24
June 30
111.5
31.5
21.2
37.0
21.8
58.4
6.6
2.2
33.6
16.0
Q4
Q3
Q2
Q1
12M FY23
12M FY24
June 30

% of Revenue	FY20	FY21	FY22	FY23	FY24	12M FY23	12M FY24	
	9.0%	18.5%	16.4%	14%	7.9%	14.0%	7.9%	12M
						16.6%	3.4%	Q4
						10.4%	1.2%	Q3
						18.0%	18.3%	Q2
						11.1%	8.5%	Q1

* See page 23 for reconciliation of IFRS to Non-IFRS metrics

21

Appendix03

IFRS to Non-IFRS reconciliation

		TWELVE MONTHS ENDED JUNE 30				*THREE MONTHS ENDED JUNE 30*	
	2020	**2021**	**2022**	**2023**	**2024**	**2023**	**2024**
Reconciliation of Revenue Growth/(Decline) at Constant Currency to Revenue Growth/(Decline) as Reported under IFRS							
Revenue Growth / (Decline) as Reported under IFRS	21.9 %	27.2 %	46.7 %	21.4 %	(6.8)%	5.2 %	2.4 %
Impact of foreign exchange rate fluctuations	(0.9)%	2.4 %	0.9 %	(4.8)%	2.3 %	(0.4)%	1.1 %
Revenue Growth / (Decline) at Constant Currency Including Worldpay Captive	**21.0 %**	**29.6 %**	**47.6 %**	**16.6 %**	**(4.5)%**	**4.8 %**	**3.5 %**
Impact of Worldpay Captive	3.2 %	0.8 %	—	—	—	—	—
Proforma Revenue Growth / (Decline) Rate at Constant Currency Excluding Worldpay Captive	**24.2 %**	**30.4 %**	**47.6 %**	**16.6 %**	**(4.5)%**	**4.8 %**	**3.5 %**
Revenue	350,950	446,298	654,757	794,733	740,756	189,791	194,418
Reconciliation of Adjusted Profit Before Tax and Adjusted Profit for the Period							
£ in 000s							
Profit/(Loss) before Tax	23,364	54,368	102,379	114,163	26,980	24,936	(409)
Adjustments:							
Share based compensation expense	15,663	24,427	35,005	31,058	34,678	6,923	4,938
Discretionary EBT bonus	27,874	—	—	—	—	—	—
Amortization of acquired intangible assets	4,075	6,725	10,823	12,270	14,980	2,843	5,050
Foreign currency exchange (gains) / losses, net	(2,054)	6,546	(9,944)	10,729	2,233	699	(631)
Restructuring costs	—	—	—	6,588	11,645	2,905	4,386
Exceptional property charges	—	—	—	—	1,925	—	1,925
Fair value movement of contingent consideration	—	—	—	(10,613)	(9,486)	37	(338)
Net gain on disposal of subsidiary	(2,215)	—	—	—	—	—	—
Total Adjustments	**43,343**	**37,698**	**35,884**	**50,032**	**55,975**	**13,407**	**15,330**
Adjusted Profit Before Tax	**66,707**	**92,066**	**138,263**	**164,195**	**82,955**	**38,343**	**14,921**
Adjusted Profit Before Tax as a percentage of Revenue	**19.0 %**	**20.6 %**	**21.1 %**	**20.7 %**	**11.2 %**	**20.2 %**	**7.7 %**
Profit/(Loss) for the Period	19,991	43,450	83,093	94,163	17,122	23,058	(1,854)
Adjustments:							
Adjustments to profit before tax	43,343	37,698	35,884	50,032	55,975	13,407	15,330
Tax impact of adjustments	(8,787)	(7,241)	(6,933)	(11,829)	(7,109)	(3,530)	(606)
Adjusted Profit for the Period	**54,547**	**73,907**	**112,044**	**132,366**	**65,988**	**32,935**	**12,870**
Reconciliation of Net Cash from Operating Activities to Adjusted Free Cash Flow							
Net Cash from Operating Activities	37,877	87,668	120,719	124,518	54,392	33,327	(239)
Adjustments:							
Grant received	888	228	139	494	707	22	(115)
Net purchase of non-current assets (tangibles and intangibles)	(7,319)	(5,236)	(13,695)	(13,487)	(5,140)	(1,831)	(1,480)
Settlement of COC bonuses on acquisition	—	—	—	—	8,442	—	8,442
Adjusted Free Cash Flow	**31,446**	**82,660**	**107,163**	**111,525**	**58,401**	**31,518**	**6,608**
Adjusted Free Cash Flow as a percentage of Revenue	**9.0 %**	**18.5 %**	**16.4 %**	**14.0 %**	**7.9 %**	**16.6 %**	**3.4 %**

23